Heritage Insurance Holdings, Inc.

1401 N. Westshore Blvd.

Tampa, FL 33607

April 26, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heritage Insurance Holdings, Inc.

Registration Statement on Form S-3

File Number 333-277933

Ladies and Gentlemen:

Heritage Insurance Holdings, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-3 be accelerated so that it will become effective at 4:00 p.m. Eastern time on April 30, 2024, or as soon thereafter as practicable.

Please telephone the undersigned at (727) 362-7211 or Flora R. Perez of Greenberg Traurig, P.A. at (954) 768-8210 or Grant J. Levine of Greenberg Traurig, P.A. at (954) 768-8209 if you have any questions with respect to the foregoing.

Very truly yours,

HERITAGE INSURANCE HOLDINGS, INC.

By:	/s/ Kirk Lusk
Name: Kirk Lusk
Title: Chief Financial Officer